

June 29, 2010

Mr. Jeffrey A. Mayer
Chief Executive Officer
MXenergy Holdings Inc.
595 Summer St., Suite 300
Stamford, CT 06901

> **Re:** **MXenergy Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 333-138425**

Dear Mr. Mayer:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

1.   Please expand your disclosure in future filings to discuss the extent to which changes in sales are attributable to changes in prices, to changes in the volume or amount of goods or services being sold, or to the introduction of new products or services. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Critical Accounting Policies, page 53

2.   Please note that the critical accounting policy section is intended to highlight those areas
that require significant estimates and management judgment as well as those areas that
involve a choice of accounting policy where different policies could produce materially
different results. Please revise the discussion of your critical accounting policies to focus
on the assumptions and uncertainties that underlie your critical accounting estimates,
rather than duplicating the disclosure of significant accounting policies in the financial
statement footnotes. Please also quantify, where material, and provide an analysis of the
impact of critical accounting estimates on your financial position and results of
operations for the periods presented, including the effects of changes in critical
accounting estimates between periods. In addition, please include a qualitative and
quantitative analysis of the sensitivity of reported results to changes in your assumptions,
judgments, and estimates, including the likelihood of obtaining materially different
results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Goodwill, page 54

3.   You disclose that you use a discounted cash flows methodology for your goodwill
impairment testing but later indicate that you have elected to use a valuation technique
based on a multiple of earnings for goodwill impairment testing purposes. Please explain
this apparent inconsistency and revise future filings accordingly.

4.   Given the continued challenging economic conditions, please consider the following
guidance for future filings. Please clearly indicate how you determine your reporting
units for purposes of goodwill impairment testing and your methodology for determining
the fair value of each reporting unit. Additionally, please disclose whether any of your
reporting units are at risk of failing step one of the impairment test. Please note that a
reporting unit is at risk of failing step one of the impairment test if it has a fair value that
is not substantially in excess of carrying value. If no reporting units are at risk based on
your most recent impairment test, or if material goodwill is allocated to a reporting unit
that is at risk but you believe a material impairment charge is unlikely even if step one
was failed, please disclose this to your readers as we believe it provides them with
valuable information in assessing the sensitivity of your goodwill to future impairment.
Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a
material impairment charge could occur, please disclose the following:
*   The percentage by which fair value exceeded carrying value as of the date of the
most recent test;
*   The amount of goodwill allocated to the reporting unit;
*   A description of the methods and key assumptions used and how the key
assumptions were determined;
*   A discussion of the degree of uncertainty associated with the key assumptions.
The discussion regarding uncertainty should provide specifics to the extent

> possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements, page 65

Report of Independent Registered Public Accounting Firm, page 66

5.   We note that your auditors have excluded their signature from this report. Please amend your filing to include a report signed by your auditors. See Rule 2-02 of Regulation S-X.

Consolidated Statements of Cash Flows, page 70

6.   We note your disclosure on page 73 that restricted cash consists of funds required as security for letters of credit and surety bonds, contingent consideration escrow funds, and deposits received from customers. Considering the security funds appear to relate to financing activities and the acquisition escrow funds appear to relate to investing activities, please clarify why you classify restricted cash within operating activities on your statements of cash flows. If you classify customer deposits as liabilities, please also tell us how you determined classification within operating activities and not financing activities was appropriate. In your response, please also confirm that your restricted cash activities relate to actual cash inflows and outflows and not to reclassifications between unrestricted and restricted accounts.

7.   We note your disclosure on page 74 that customer acquisition costs consist of customer contracts acquired through acquisitions and business combinations and direct sales and advertising costs. Please tell us how your classification of direct sales and advertising costs within investing activities complies with FASB ASC 230-10-45-13. Also tell us how much of the customer acquisition cost balance at each balance sheet date was comprised of direct sales and advertising costs.

Note 2. Significant Accounting Policies, page 71

Collections of Sales Tax, page 72

8.   Please tell us and disclose in future filings if you present sales tax collected from customers on a gross or net basis. See FASB ASC 605-45-50-3 and 50-4.

Note 18. Common Stock, page 97

9.   Please tell us in further detail and revise future filings to disclose how you determine the grant date price of your stock-based compensation awards. Please also tell us and disclose the methods you use to estimate the inputs used in your Black-Scholes-Merton

option pricing model, such as expected volatility, term, risk-free interest rate, and forfeiture rate. See FASB ASC 718-10-50-2(f).

Disclosure Controls, page 113

10.   We advise you that your definition of disclosure controls and procedures is incomplete. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is:

- recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and

- accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

Internal Control Over Financial Reporting, page 113

11.   We note that errors were identified during the year-end financial statement close process and audit for the fiscal year ended June 30, 2009. Please tell us the nature of each error and when and how each error was detected. Please also tell us your basis for recording the cumulative effect of the errors in income during the fourth quarter rather than restating any historical financial statements in accordance with FASB ASC paragraphs 250-10-45-23 and 45-26. In responding to our comment, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements. In your response, please provide a table for each quarterly and annual historical period impacted that shows the "as reported" and "as adjusted" amounts. The "as adjusted" columns should reflect the amounts that would have appeared in your historical financials had you originally accounted for each item appropriately. Please also refer to SAB Topic 99.

12.   We note that you have provided management's report on internal control over financial reporting twice, once on page 113 and again on page 115. As the disclosures in these two management reports differ, and to avoid possible confusion, please revise future filings to provide one comprehensive management report on internal control over financial reporting, containing all disclosures required by Item 308T(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements (Unaudited), page 8

Note 3. Debt and Equity Restructuring, page 9

13.   We note that your restructuring included a debt exchange transaction that was accounted
        for as a troubled debt restructuring. Please address the following items:

        - Citing authoritative accounting guidance, please tell us how you determined that you
          were experiencing financial difficulty and that your creditor granted you concessions.

        - Please confirm that you have not deferred any restructuring gains. In doing so, please
          clarify that the remaining carrying amount of the payable did not exceed the total
          future cash payments specified by the terms of the debt remaining unsettled after the
          restructuring. See FASB ASC 470-60-35-8.

        - Provide us with the journal entries you recorded related to your troubled-debt
          restructuring exchange.

14.   Based on your page 11 disclosures, it appears you valued your Class A and Class C
        shares at $2.42 per share on the September 22, 2009 restructuring date and your Class B
        shares at $2.25 per share. Please address the reasons why the values differ and how the
        values are derived. Please also disclose in future filings within your financial statement
        footnotes the pertinent rights and privileges of the various securities outstanding. See
        FASB ASC 505-10-50-3.

Controls and Procedures, page 64

15.   We note that your management did not provide a conclusion on the effectiveness of your
        disclosure controls and procedures as of quarter end. Please amend each quarterly report
        issued during the fiscal year ended June 30, 2010 to provide management's conclusion as
        of the end of the period covered by your quarterly reports. See Item 307 of Regulation S-
        K.

16.   Please clarify why, despite the material weakness identified as of your prior fiscal year-
        end, there were no changes in your internal control over financial reporting during the
        nine months ended March 31, 2010. Please also tell us and expand your disclosures in
        future filings to discuss the specific steps that the company has taken, if any, to remediate
        the material weakness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief